Exhibit (a)(13)
PIXELWORKS, INC.
First Supplement to
Offer to Exchange
This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.
TO: All Employees
DATE: November 27, 2006
RE: First Supplement to the Offer to Exchange dated October 27, 2006.
This memorandum is a first supplement to the Offer to Exchange Certain Outstanding Pixelworks Stock Option Grants dated October 27, 2006 (the “Offer Circular”). Capitalized terms not otherwise defined in this supplement have the meanings defined in the Offer Circular. This supplement does two things. First, it adds a new “risk factor” for your consideration in deciding whether or not to participate in the Offer to Exchange that relates to the restructuring plan that Pixelworks announced today. Second, it changes the deadline by which you must submit your Election form to 11:59 p.m., Pacific Standard Time, Friday, December 1, 2006.
Risk Factor
Pixelworks announced today an additional restructuring plan designed to further reduce its operating expenses from the third quarter 2006 run rates on an annualized basis by approximately $16 million to $18 million by the end of 2007. These reductions are in addition to the approximately $9 million in annualized savings expected from a previous restructuring plan announced on April 25, 2006. The new plan includes further consolidation of our North American operations to achieve compensation and space cost savings over the course of the next several quarters. In addition, the plan also contemplates making critical infrastructure investments in people, processes and information systems to improve the operational efficiency of the company.
This supplement describes the potential impact this restructuring plan may have on your decision whether or not to participate in the Offer to Exchange your Old Grants for New Grants. You should read this supplement together with the Offer Circular and consider their contents in making your decision to participate in the Offer to Exchange.
The restructuring plan is a material event, and may affect the value of Pixelworks stock on the NASDAQ market in ways that we cannot predict. Accordingly, we are hereby supplementing the Section of the Offer Circular entitled, “Certain Risks of Participating in the Exchange — Business Related Risks” to include the following risk factor:
We may not be able to implement the November 2006 restructuring plan in a timely manner, or at all, and even if we do, the plan may not result in the anticipated benefits.
Our November 2006 restructuring plan is designed to further improve our breakeven point by consolidating our North American operations which will result in compensation and space cost

Exhibit (a)(13)
savings, and by making critical infrastructure investments in people, processes and information systems to improve the operational efficiency of the Company. The plan may take longer to implement than we expect, which could impact the timing and amount of anticipated benefits. In addition, unforeseen circumstances may result in our not being able to obtain the full benefits of the restructuring plan. Finally, our assumptions about the benefits of the plan may prove incorrect or inaccurate, leading to a reduced benefit.
In addition, we filed our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 with the Securities and Exchange Commission on November 9, 2006, which contains financial statements for the quarter and updated risk factors, which financial statements and risk factors are incorporated into this supplement by reference.
We also filed a Current Report on Form 8-K with the Securities and Exchange Commission on November 27, 2006 describing the restructuring plan referred to in this supplement, which Form 8-K is incorporated into this supplement by reference.
Change in Deadline
In light of this announcement, we have extended the deadline for you to submit your Election Form to 11:59 p.m., Pacific Standard Time, Friday, December 1, 2006. If you wish to change your Election Form, perhaps to decide against submitting certain of your Old Grants or to submit a different set of Old Grants, please be sure to complete a new Election Form, sign it, and send it to our Tualatin location using one of the following methods:
•	Email the completed and signed form in a .pdf format to pixelworksoep@pixelworks.com

•	Fax the form to 503-454-0261

•	Send mail or courier (you must pay the costs of mail or courier charges)

•	Deliver by hand to the drop box labeled Option Exchange in the Tualatin office
NOTE: The form must be received in our Tualatin office by the new deadline. If you mail the form, it may not arrive by the deadline. We urge you to consider sending the form by fax, e-mail or by hand given the time remaining until the deadline.
Other than as described in this letter, all other terms and conditions of the Offer to Exchange remain unchanged. Please refer to your Offer to Exchange for details.
Mike Yonker
VP, CFO, Treasurer & Secretary